MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2016 and 2015

Dated May 3, 2016

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Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three months ended March 31, 2016 (“Q1 2016”). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2015 and 2014 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three months ended March 31, 2016 and 2015 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements. This MD&A contains “forward looking information” that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three months ended March 31, 2015 (“Q1 2015”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, unless otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at May 3, 2016.

BUSINESS OVERVIEW

Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are to profitably operate the Escobal mine, a silver mining operation located in southeastern Guatemala, the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and as a result of the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016, the Bell Creek and Timmins West mines, gold mining operations located in northeastern Ontario, Canada, as well as the development of the 144 Gap Deposit and the Whitney Project in northeastern Ontario, Canada. Additional business objectives are the expansion of gold production at the Shahuindo and Bell Creek mines, the acceleration of exploration programs at the Timmins West and Bell Creek mines and the Whitney Project and the acquisition, exploration, development and operation of mineral properties for the mining of precious metals in the Americas.

At the date of this MD&A, the Company’s commercial operations include the Escobal underground mine, which contains high-grade silver, gold, lead, and zinc mineralization, the La Arena and Shahuindo surface mines, which contain gold oxide deposits, and the Bell Creek and Timmins West underground mines, which contain gold mineralization. Operating the mines profitably will require that Tahoe consistently meet production targets and effectively manage costs.

Q1 2016 financial and operational information and financial and operational information as at and for the year ended December 31, 2015 provided in this MD&A exclude the results from Lake Shore Gold which was acquired in Q2 2016. Q1 2015 comparative financial and operational information provided in this MD&A excludes the results from Rio Alto Mining Limited (“Rio Alto”) which was acquired in Q2 2015.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q1 2016 HIGHLIGHTS

Q1 2016 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION(1)

•

The Escobal mine mill throughput totaled 387,998 tonnes and averaged 4,264 tonnes per day (“tpd”) for Q1 2016 compared to mill throughput of 335,174 tonnes at an average of 3,724 tpd for Q1 2015. At La Arena, 3.6 million tonnes of ore were mined at a strip ratio of 2.30 during Q1 2016 and ore placed on the leach pads totaled 3.6 million tonnes.

•

The Escobal mine produced metal concentrates containing 5.7 million ounces of silver, 3,298 ounces of gold, 2,738 tonnes of lead and 4,224 tonnes of zinc compared to 4.6 million ounces of silver, 2,542 ounces of gold, 2,258 tonnes of lead and 3,410 tonnes of zinc for Q1 2015. La Arena and Shahuindo(3) produced 46,576 and 7,590 gold ounces in doré, respectively, during Q1 2016.

•

Sales consisted of 4.6 million ounces of silver, 50,598 ounces of gold(4), 2,386 tonnes of lead and 3,336 tonnes of zinc resulting in revenues of $132.1 million for Q1 2016 compared to 4.6 million ounces of silver, 2,173 ounces of gold, 2,210 tonnes of lead and 3,495 tonnes of zinc resulting in revenues of $85.3 million for Q1 2015.

•	Mine operating earnings totaled $54.6 million, compared to $45.0 million for Q1 2015.

•

Consolidated adjusted net earnings(2) for Q1 2016 were $35.5 million resulting in both basic and diluted consolidated adjusted earnings per share(2) of $0.16 compared to consolidated adjusted net earnings of $34.1 million resulting in both basic and diluted adjusted earnings per share of $0.23 for Q1 2015.

•	Earnings from operations for Q1 2016 were $46.4 million, compared to earnings from operations of $38.7 million for Q1 2015.

•

 Earnings and total comprehensive income for Q1 2016 was $37.8 million resulting in both basic and diluted earnings per share of $0.17 compared to earnings and total comprehensive income of $31.9 million resulting in both basic and diluted earnings per share of $0.22 for Q1 2015.

•	Cash flow provided by operating activities before changes in working capital for Q1 2016 was $69.3 million, or $0.30 per share compared to $48.9 million or $0.33 per share for Q1 2015.

•

Total cash costs net of by-product credits(2)(5) were $4.51 per silver ounce produced and $638 per gold ounce produced for Q1 2016 compared to $7.10 and $nil for Q1 2015. Total cash costs net of by-product credits for both silver and gold were below 2016 guidance of $7.50 - $8.50 per ounce of silver and $675 - $725 per ounce of gold.

•

All-in sustaining costs net of by-product credits(2)(5) were $5.97 per silver ounce produced and $825 per gold ounce produced for Q1 2016 compared to $9.78 and $nil for Q1 2015. All-in sustaining costs net of by-product credits for both silver and gold were below 2016 guidance of $10.00 - $11.00 per ounce of silver and $950 - $1,000 per ounce of gold.

•	The Company declared and paid dividends of $13.7 million to shareholders during Q1 2016 compared to $8.9 million during Q1 2015.

(1)	Comparative Q1 2015 numbers exclude operational and financial information from Rio Alto.
(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)	Gold ounces produced in doré at Shahuindo are pre-commercial production.
(4)	Revenues from gold ounces sold at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016.
(5)	The calculation of cash costs and all-in sustaining costs net of by-product credits per gold ounce produced exclude pre- commercial production costs incurred and ounces produced at the Shahuindo mine.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RECENT DEVELOPMENTS

BUSINESS COMBINATION WITH LAKE SHORE GOLD CORP.

Terms of the Business Combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. On closing of the Arrangement, the Company has 297,096,329 common shares issued and outstanding, with former Lake Shore Gold shareholders holding approximately 23% on an undiluted basis. The Company has authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares.

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the TSX of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665 and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)	The fair value of the options was determined using the Black-Scholes option pricing model. The inputs and ranges, where applicable, used in the measurement of the fair value (CAD$) of the options are as follows:

Share price (CAD$) at April 1, 2016	$12.75
Exercise price (CAD$)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54-0.62%%
Fair value (CAD$)	$0.00-9.65
April 1, 2016 CAD$ to USD$ exchange rate	$0.77
Fair value (USD$)	$0.00-7.40

As at the date of this MD&A, the initial accounting for the business combination is not complete. The Company has not completed its preliminary analysis of the fair values of the assets acquired and the liabilities assumed.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Convertible Debentures

Lake Shore Gold has outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which are governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase for cash all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold has elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ending on and including May 9, 2016. The accrued and unpaid interest on the Debentures will be paid in cash. Debentureholders maintain the right to convert the Debentures at any time prior to 5:00 pm (Toronto time) on May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. If all of the outstanding Debentures are converted by debentureholders at this conversion price, a total of approximately 10,811,895 Tahoe Shares will be issued on conversion. The Change of Control Offer expired on April 18, with no Debentures tendered.

Further information about the Arrangement and Lake Shore Gold can be found in the management information circulars dated March 9, 2016 (the “Circulars”) sent to shareholders of each of the Company and Lake Shore Gold in advance of their shareholder meetings, in the Arrangement Agreement, in the Company’s news release dated April 1, 2016 (the “Acquisition News Release”), and in the Company’s business acquisition report dated April 29, 2016, copies of which have been filed under the Company’s or Lake Shore Gold’s profile on SEDAR at www.sedar.com.

CREDIT FACILITY

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. This rate is subject to being reset on July 12, 2016. The Facility has a 2-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the $35 million loan (the “Loan”) which was acquired as part of the acquisition of Rio Alto on April 1, 2015.

COMMERCIAL PRODUCTION

The Shahuindo mine achieved commercial production on May 1, 2016 based on criteria established by management which determined that the mine is operating as intended and has demonstrated the capability of sustained production. All pre-operating revenues from production have been credited against construction capital through April 30, 2016.

Further information about the Company’s declaration of commercial production at the Shahuindo mine can be found in the Company’s news release dated May 3, 2016 which has been filed under the Company’s profile on SEDAR at www.sedar.com.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

FUTURE DEVELOPMENTS

2016 OPERATIONS OUTLOOK

The Company provided revised guidance regarding expected 2016 production and unit costs in the news release dated April 4, 2016 available at www.sedar.com or on the Company’s website at www.tahoeresources.com. The revised guidance is a result of the acquisition of Lake Shore Gold on April 1, 2016.

2016 Guidance (1)(2)(3)(6)

•	18 to 21 million ounces of silver contained in concentrates from the Escobal mine;
•	370 to 430 thousand ounces of gold in doré from the La Arena, Shahuindo, Timmins West and Bell Creek mines;
•	Cash costs per ounce(1)(5) range as outlined in the following table:

	Silver			Gold
Total cash costs per ounce before by-product credits	$9.86	to	$11.50	$675	to	$725
By-product per ounce credit for gold, lead and zinc(4)	(2.36)	to	(3.00)	-	to	-
Total cash costs per ounce net of by-product credits	$7.50	to	$8.50	$675	to	$725

All-in sustaining costs per ounce	$10.00	to	$11.00	$950	to	$1,000

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in the press releases dated January 14, 2016 and April 4, 2016 available at www.sedar.com.
(2)	Assumes the following metals prices: $1,300/oz gold; $2,094/tonne lead; $2,094/tonne zinc.
(3)	Assumes payable by-product metal production: 8,462 ozs gold; 8,117 tonnes lead; 10,266 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.52; lead $0.82; zinc $1.02; total $2.36.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)	2016 Guidance figures presented are for the silver segment (Escobal mine – full year of production) and the gold segment (La Arena mine – full year of production, Shahuindo mine – eight months of production based on May 1, 2016 declaration of commercial production, Timmins West and Bell Creek mines - nine months of production based on April 1, 2016 acquisition).

The reconciliation which formed the basis for the ranges in the 2016 Guidance is as follows:

Total cash costs	Silver	Gold
Production costs	$175,000	$175,000
Add/(subtract)
Treatment and refining charges	32,000	-
Total cash costs before by-product credits(1)	$207,000	$175,000
Less gold credit	(11,000)	-
Less lead credit	(21,500)	-
Less zinc credit	(17,000)	-
Total cash costs net of by-product credits	$157,500	$175,000

Silver ounces produced in concentrate (000’s)	21,000	-
Gold ounces produced in doré (000’s)	-	250
Total cash costs per ounce before by-product credits	$9.86	$700
Total cash costs per ounce net of by-product credits	$7.50	$700

(1)	Gold, lead and zinc by-product credits are calculated as follows:

	Silver
	Total Credit	Credit per ounce
Gold Ounces	$11,000	$0.52
Lead Tonnes	$17,000	$0.82
Zinc Tonnes	$21,500	$1.02

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs	Silver	Gold
Total cash costs net of by-product credits	$157,500	$175,000
Sustaining capital	32,600	39,000
Exploration	2,000	6,000
Reclamation cost accretion	200	1,600
General and administrative expenses	17,600	16,000
All-in sustaining costs	$209,900	$237,600

Silver ounces produced in concentrate (000’s)	21,000	-
Gold ounces produced in doré (000’s)	-	250
All-in sustaining costs per ounce produced net of by-product credits	$10.00	$950

TARGETS AND INITIATIVES

Targets for the remainder of 2016 and over the next four years include the expansion of gold production at the Canadian reportable operating segment by 40% and the expansion of exploration efforts with a goal to grow mineral reserves and mineral resources by 2 to 4 million ounces of gold.

On May 3, 2016, the Company’s Board of Directors approved the Bell Creek Shaft Project (the “Project”). The shaft currently extends to a depth of approximately 300 metres and is used for secondary escape and ventilation. The mine is accessed using a surface ramp. The Project, when complete, will extend the shaft to the 1080 metre level elevation and equip the shaft to hoist ore and waste. The benefit of deepening the shaft is to allow lower cost production at higher production rates and accelerated delineation of the deep resources as well as exploration at depth. The Project is anticipated to cost approximately $80 million including a new hoist and headframe and is expected to be executed over the next 2.5 years.

The Board of Directors also approved additional spending to accelerate exploration and delineation of the 144 Gap area, Gold River, and Whitney projects. 2016 guidance remains unchanged, as the capital for the shaft project in 2016 and the additional exploration spending have been offset with other savings and do not result in spending outside of the ranges provided by prior projections.

Further information about the Company’s expansion plans can be found in the Company’s news release dated May 3, 2016 which has been filed under the Company’s profile on SEDAR at www.sedar.com.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2016	2015	2015	2015	2015(1)	2014(1)	2014(1)	2014(1)
Metal Sold
Silver (000’s ozs)	4,563	6,244	5,492	3,840	4,640	4,073	5,102	4,805
Gold (ozs)	50,598	59,766	59,814	61,734	2,173	1,567	2,240	2,142
Lead (t)	2,386	3,396	2,557	1,602	2,210	1,818	2,257	2,670
Zinc (t)	3,336	4,542	2,753	2,507	3,495	3,068	2,265	3,066
Realized Price
Silver in concentrate (per oz)	$15.92	$14.10	$14.33	$15.29	$17.16	$14.99	$16.87	$20.82
Gold in concentrate (per oz)	$1,364	$1,045	$1,104	$1,089	$1,204	$1,198	$1,158	$1,383
Gold in doré (per oz)	1,166	1,089	1,106	1,182	-	-	-	-
Lead (per t)	$1,590	$1,804	$1,764	$2,330	$1,763	$1,754	$2,140	$2,200
Zinc (per t)	$1,875	$1,549	$1,653	$2,127	$2,023	$2,112	$2,532	$2,245
LBMA/LME Price(2)
Silver (per oz)	$14.85	$14.77	$14.91	$16.41	$16.71	$16.50	$19.74	$19.62
Gold (per oz)	$1,181	$1,105	$1,124	$1,193	$1,219	$1,201	$1,283	$1,288
Lead (per t)	$1,744	$1,681	$1,712	$1,947	$1,807	$2,000	$2,183	$2,095
Zinc (per t)	$1,679	$1,612	$1,844	$2,195	$2,023	$2,235	$2,311	$2,073
Revenues	$132,133	$154,891	$145,736	$133,812	$85,282	$65,396	$90,279	$104,717
Adjusted earnings	$35,489	$51,005	$18,610	$(2,428)	$34,119	$10,092	$20,650	$35,979
Adjusted earnings (loss) per Common Share
Basic	$0.16	$0.22	$0.08	$(0.01)	$0.23	$0.07	$0.14	$0.24
Diluted	$0.16	$0.22	$0.08	$(0.01)	$0.23	$0.07	$0.14	$0.24
Earnings (loss) from operations	$46,355	$(146,973)	$26,118	$2,615	$38,688	$15,829	$28,754	$45,198
Earnings (loss)	$37,808	$(107,717)	$13,255	$(9,339)	$31,890	$9,836	$20,036	$36,107
Earnings (loss) per Common Share
Basic	$0.17	$(0.47)	$0.06	$(0.04)	$0.22	$0.07	$0.13	$0.25
Diluted	$0.17	$(0.47)	$0.06	$(0.04)	$0.22	$0.07	$0.13	$0.24
Dividends paid	$13,657	$13,640	$13,627	$13,589	$8,862	$2,953	$-	$-
Cash flow provided by operating activities before changes in working capital	$69,319	$96,786	$52,962	$28,027	$48,893	$27,548	$42,083	$58,859
Cash flow provided by operating activities	$25,293	$54,161	$52,690	$34,450	$25,774	$17,773	$62,321	$17,679
Cash and cash equivalents	$90,790	$108,667	$110,553	$112,222	$85,951	$80,356	$78,897	$51,506
Total assets	$2,005,860	$2,002,461	$2,205,269	$2,176,837	$997,462	$975,628	$963,267	$963,089
Total non-current liabilities	$194,679	$187,550	$255,626	$243,402	$5,331	$5,693	$5,099	$4,915
Costs per silver/gold ounce produced
Total cash costs net of by- product credits(3)(4)	$4.51/638	$2.23/541	$6.75/548	$9.27/540	$7.10	$6.26	$7.02	$5.65
All-in sustaining costs per ounce net of by- product credits(3)(5)	$5.97/825	$4.85/774	$9.72/729	$12.87/664	$9.78	$9.09	$9.62	$8.04

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	Comparative Q1 2015 and prior quarter numbers exclude operational and financial information from the gold segment.
(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(3)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(4)	Total cash costs net of by-product credits per silver ounce produced for Q2 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a negative per ounce impact of $1.60 per ounce. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.
(5)	All-in sustaining costs net of by-product credits per silver ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Basis of Presentation

The quarterly results presented are prepared in accordance with IAS 34. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements, except as noted in note 4 of the interim financial statements.

Q1 2016 vs. Q1 2015

The Company generated earnings of $37.8 million for Q1 2016 compared to earnings of $31.9 million for Q1 2015 as a result of the following factors (comparative 2015 data excludes Rio Alto):

Revenues

During Q1 2016, the Company sold in concentrate 4.6 million silver ounces and 2,124 gold ounces at realized prices of $15.92 and $1,364 per ounce, respectively, compared to 4.6 million silver ounces and 2,173 gold ounces at realized prices of $17.16 and $1,204 per ounce, respectively during Q1 2015. During Q1 2016, the Company sold 48,474 ounces of gold in doré, including pre-commercial production ounces from Shahuindo, at an average realized price of $1,166 per ounce. There were no doré sales prior to the acquisition of Rio Alto.

During Q1 2016, the Company sold in concentrate 2,386 tonnes of lead and 3,336 tonnes of zinc at realized prices of $1,590 and $1,875 per tonne, respectively, compared to 2,210 tonnes of lead and 3,495 tonnes of zinc at realized prices of $1,763 and $2,023 per tonne, respectively, during Q1 2015.

Concentrate sales in ounces were consistent during Q1 2016 when compared to Q1 2015 but were offset by a decrease in realized metal prices of approximately 7%. The inclusion of doré sales from the Peruvian assets resulted in total revenues of $132.1 million, net of treatment and refining charges for Q1 2016, compared to $85.3 million in revenues for Q1 2015. This is an increase in metal revenues of approximately $46.8 million or 55%.

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the expected forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at March 31, 2016 includes 3.5 million silver ounces and 2,047 gold ounces at $15.45 and $1,235 per ounce, respectively and 1,983 tonnes of lead and 2,696 tonnes of zinc at $1,706 and $1,813 per tonne, respectively.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $59.0 million for Q1 2016 compared to $23.9 million during Q1 2015. The increase is primarily due to the inclusion of production costs at the La Arena mine, acquired in Q2 2015.

Royalties

During Q1 2016, royalty expense was $0.9 million compared to $7.0 million in Q1 2015. In accordance with signed voluntary royalty agreements, finalized concentrate sales below $16/oz silver do not trigger a voluntary royalty obligation and as a result, there was a decrease of $6.1 million in royalty expense in Q1 2016 when compared to Q1 2015. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q1 2016, depreciation and depletion was $17.6 million compared to $9.3 million in Q1 2015. This increase of $8.3 million is primarily due to the depletion and depreciation relating to the La Arena mine, acquired in Q2 2015, with the difference being the result of increased production offset by changes in inventory.

Other operating expenses

Exploration expenses

Exploration expenses were consistent at $0.4 million for Q1 2016 compared to $0.5 million in Q1 2015.

General and administrative expenses

General and administrative expenses were $7.9 million for Q1 2016 compared to $5.8 million for Q1 2015. This $2.1 million increase relates primarily to an increase of $1.1 million in share-based payments, a $0.5 million increase in administrative and other expenses and a $0.4 million increase in professional and consulting fees which relates to non-recurring transaction costs associated with the acquisition of Lake Shore Gold.

Other expense

Interest Expense

Interest expense for Q1 2016 was $1.9 million compared to $0.9 million in Q1 2015. This increase is due to the interest incurred on the $35 million loan which was acquired as part of the Rio Alto transaction.

Net foreign exchange loss

A foreign exchange gain of $2.2 million was recognized during Q1 2016 compared to a foreign exchange gain of $0.2 million recognized during Q1 2015. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD, Guatemalan quetzal and Peruvian sol exchange rates.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED OPERATIONAL RESULTS

Q1 2016 AND Q1 2015(5)

Selected quarterly segmented operational information from continuing operations for Q1 2016 and Q1 2015 is as follows:

	Silver segment		Gold segment		Total
	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Revenues	$78,168	$85,282	$53,965	$-	$132,133	$85,282
Silver produced (000’s ozs)	5,695	4,577	11	-	5,706	4,577
Gold produced (ozs)	3,298	2,542	54,166	-	57,464	2,542
Silver sold (000’s ozs)	4,561	4,640	2	-	4,563	4,640
Gold sold(ozs)	2,124	2,173	48,474	-	50,598	2,173
Average realized price
Silver (per oz)	$15.92	$17.16	$-	$-	$15.92	$17.16
Gold (per oz)	$1,364	$1,204	$-	$-	$1,364	$1,204
Gold in doré (per oz)	$-	$-	$1,166	-	$1,166	$-
LBMA/LME gold price(1)
Silver (per oz)	$14.85	$16.71	$14.85	$-	$14.85	$16.71
Gold (per oz)	$1,181	$1,219	$1,181	$-	$1,181	$1,219
Costs Per Ounce
Produced(2)(3)(4)
Total cash costs per ounce net of by-product credits	$4.51	$7.10	$638	$-	$4.51/638	$7.10
All-in sustaining costs per ounce net of by- product credits	$5.97	$9.78	$825	$-	$5.97/825	$9.78

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)	Cost per silver ounce produced at the Escobal mine and average cost per gold ounce produced at the La Arena and Shahuindo mines.
(4)	The Company does not report on a gold equivalent ounce basis and therefore there is no consolidated total for costs per ounce produced.
(5)	Comparative Q1 2015 numbers exclude operational and financial information from Rio Alto.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS

Escobal mine (Silver segment)

	Q1 2016	Q1 2015

Tonnes Milled	387,998	335,174
Average Tonnes Milled (tpd)	4,264	3,724
Average Metal Grades
Silver (g/t)	524	500
Gold (g/t)	0.42	0.39
Lead	0.80%	0.78%
Zinc	1.35%	1.30%
Average Metal Recovery(1)
Silver	87.1%	85.0%
Gold	63.5%	60.6%
Lead	87.7%	86.8%
Zinc	80.8%	78.5%
Recovered Metal(2)
Silver Ounces	5,694,661	4,577,325
Gold Ounces	3,298	2,542
Lead Tonnes	2,738	2,258
Zinc Tonnes	4,224	3,410
Payable Metal(3)
Silver Ounces	5,390,309	4,342,588
Gold Ounces	2,686	2,385
Lead Tonnes	2,543	2,145
Zinc Tonnes	3,548	2,898
Costs Per Ounce Silver Produced(4)
Total cash costs per ounce before by-product credits	$6.79	$10.06
Total cash costs per ounce net of by-product credits	$4.51	$7.10
Total production costs per ounce net of by-product credits	$6.79	$9.13
All-in sustaining costs per ounce net of by-product credits	$5.97	$9.78
Capital Expenditures(5)	$5,293	$10,385

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)	Payable metal calculated using average NSR payable values.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)	Capital expenditures include project and sustaining capital.

Escobal operational highlights include:

•

Average mill throughput of 4,264 tpd, with an average silver head grade of 524 g/t for Q1 2016 compared to average mill throughput of 3,724 tpd with an average silver head grade of 500 g/t for Q1 2015.

•

Produced metal concentrates containing 5.7 million ounces of silver, 3,298 ounces of gold, 2,738 tonnes of lead and 4,224 tonnes of zinc for Q1 2016, compared to 4.6 million ounces of silver, 2,542 ounces of gold, 2,258 tonnes of lead and 3,410 tonnes of zinc for Q1 2015.

•	Average silver recovery to concentrates of 87.1% for Q1 2016 compared to 85.0% for Q1 2015.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

•	Produced 5,896 tonnes of lead concentrates containing an average silver grade of 27,984 g/t for Q1 2016 compared to 5,275 tonnes of lead concentrates containing an average silver grade of 25,541 g/t for Q1 2015.

During Q1 2016, 5,474 dry metric tonnes (“dmt”) of lead concentrate and 7,018 dmt of zinc concentrate containing approximately 4.6 million payable ounces of silver were shipped and sold to third party smelters compared to 5,768 dmt of lead concentrate and 7,993 dmt of zinc concentrate containing approximately 4.3 million payable ounces of silver shipped and sold during Q1 2015.

Q1 2016 concentrate sales generated $78.2 million in revenues at mine operating costs of $46.5 million resulting in mine operating earnings of $31.7 million. Concentrate sales for Q1 2015 generated $85.3 million in revenues at operating costs of $40.3 million resulting in mine operating earnings of $45.0 million.

Total cash costs per ounce of silver produced in concentrate, net of by-product credits, for Q1 2016 were $4.51, compared to $7.10 for Q1 2015. Q1 2016 cash costs are below the 2016 guidance range of $7.50 to $8.50 per ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A. Revised 2016 guidance can be found in the “2016 Operations Outlook” section of this MD&A.

Underground Development and Production

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 1,870 meters of development completed in the first quarter.

During Q1 2016, the Escobal mine delivered approximately 392,000 tonnes of ore to the surface, mined from primary and secondary transverse longhole stopes on multiple production sublevels in the Escobal Central Zone. The first five transverse longhole stopes in the East Zone have been developed, with production from the East Zone having commenced in April 2016.

Mill Performance

Mill operations averaged 4,264 tpd in Q1 2016. The mill processed a total of 387,998 tonnes with an average silver recovery of 87.1% . Concentrate production in Q1 2016 totaled 5,896 tonnes of lead concentrate and 7,549 tonnes of zinc concentrate containing 5.7 million ounces of silver.

Capital Projects

The new paste backfill plant was commissioned in March 2016 and is fully operational. Installation of paste delivery lines to the East Zone was completed in the first quarter.

Preparation for the second phase of mine dewatering was initiated in the first quarter, with the installation of clean water and mine water discharge lines from the surface to the 1230 level. A series of underground dewatering wells will be installed in advance of primary ramp development below the 1190 level, currently the deepest production level of the mine. Drilling of the dewatering wells is scheduled to begin in the second half of 2016.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena (Gold segment)

	Q1 2016	Q1 2015	(6)

Tonnes Ore Mined	3,633,779	-
Strip Ratio	2.30	-
Tonnes Placed on Pads(1)	3,631,184	-
Average Metal Grade
Gold (g/t)	0.48	-
Silver (g/t)	0.46	-
Metal Placed on Pads
Gold Ounces	56,154
Silver Ounces	54,160
Average Metal Recovery(2)
Gold	86%	-
Silver	10%	-
Produced Metal(3)
Gold Ounces	46,576	-
Silver Ounces	5,416	-
Payable Metal
Gold Ounces	46,529	-
Silver Ounces	5,389	-
Costs Per Ounce Gold Produced(4)
Total cash costs per ounce before by-product credits	$639	$-
Total cash costs per ounce net of by-product credits	$638	$-
Total production costs per ounce net of by-product credits	$737	$-
All-in sustaining costs per ounce net of by-product credits	$825	$-
Capital Expenditures(5)	$4,569	$-

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)	Estimated percent recovery of metal placed onto leach pads.
(3)	Ounces in doré.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A
(5)	Capital expenditures include project and sustaining capital.
(6)	No comparative results presented prior to the acquisition of Rio Alto.

The La Arena gold mine is located in northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Loading occurs with hydraulic shovels and a fleet of predominately 92-tonne dump trucks. Ore is truck-dumped in 16 metre lifts onto leach pads with no crushing or agglomeration required prior to leaching.

La Arena operational highlights:

•	There were 3,633,779 tonnes of ore mined and 8,350,468 of waste for a strip ratio of 2.30 in Q1 2016;

•	There were 3,631,184 tonnes of ore placed on the pad at an average gold grade of 0.48 g/t during Q1 2016;

•	There were 56,154 gold ounces placed on the pad during Q1 2016; and

•	There were 46,576 gold ounces produced in doré and 46,143 gold ounces sold during Q1 2016.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q1 2016 gold sales generated $54.0 million in revenues at mine operating costs of $31.1 million resulting in mine operating earnings of $22.9 million.

Total cash costs per ounce of gold produced, net of by-product credits, for Q1 2016 were $638. Q1 2016 cash costs are below the 2016 guidance range of $675 to $725 per gold ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A. Updated 2016 guidance can be found in the “2016 Operations Outlook” section of this MD&A.

Pit Development and Production

Ore and waste continue to be mined from the third and fourth phases of the Calaorco Pit. Waste rock from the pit is being used in construction of Leach Pad 4A3 and in the base of the waste dump foundation.

Adsorption, Desorption and Refining Process Plant

The adsorption, desorption and refining process plant performed well over the period with an average of 12 hectares under irrigation throughout Q1 2016. Pregnant solution was collected in the pregnant leach solution pond and pumped to the adsorption circuit at an average rate of 34m3 per day.

Capital Projects

Sustaining capital projects during Q1 2016 included planned extensions to the leach pads and the waste dump. These projects remain on schedule to meet 2016 production targets.

PROJECTS

Shahuindo (Gold segment)

	Q1 2016	(4)	Q1 2015	(6)

Tonnes Ore Mined	1,089,510		-
Strip Ratio	0.29		-
Tonnes Placed on Pads(1)	790,608		-
Average Metal Grade
Gold (g/t)	0.97		-
Silver (g/t)	2.22		-
Metal Placed on Pads
Gold Ounces	24,536		-
Silver Ounces	56,370		-
Average Metal Recovery(2)
Gold	67%		-
Silver	10%		-
Produced Metal(3)
Gold Ounces	7,590		-
Silver Ounces	5,637		-
Payable Metal
Gold Ounces	7,583		-
Silver Ounces	5,609		-
Capital Expenditures(5)	$18,086		$-

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)	Estimated percent recovery of metal placed onto leach pads.
(3)	Ounces in doré.
(4)	Pre-commercial production.
(5)	Capital expenditures include project and sustaining capital offset by a $2,893 pre-operating credit.
(6)	No comparative results presented prior to the acquisition of Rio Alto.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Shahuindo gold project is located in a prolific gold producing belt in northern Peru, 35km north of La Arena. It is designed as an open-pit, heap leach mine. Construction and commissioning was completed on schedule with commercial production commencing May 1, 2016. Pre-commercial production gold produced in doré during Q1 2016 was 7,590 ounces.

All principal components are complete for the 10,000 tpd capacity plant. Construction work is continuing on expanding leach pads, absorption circuits and the carbon regeneration plant.

Plans are underway for an expansion of the Shahuindo mine to 36,000 tpd in 2018. Current activities include continued exploration designed to expand known mineralization areas, metallurgical optimization, engineering design and procurement of crushing and agglomeration equipment and permitting.

EXPLORATION

Guatemala

All identified mineral resources for the Escobal project are located on the Escobal exploitation concession. Combined with the Juan Bosco exploration concession, these two concessions comprise the project area where mineralization is now defined over a 3,000 metre strike length and 2,000 metre vertical range.

Exploration at the Escobal project during Q1 2016 focused on development of underground access to establish a drill station to be used to test deeper portions of the Central and East Escobal zones. At the end of Q1 2016, the access drift to the planned drill station was approximately 90% complete. Underground exploration drilling is expected to begin in Q2 2016.

Prior exploration has identified a number of mineralized targets throughout the region that occur on concessions that have not yet been granted. Given the prior administration’s refusal to issue new licenses pending moratorium legislation it proposed, the Company temporarily suspended regional exploration efforts outside of our two approved licenses in 2015. In 2016, the Company commenced discussions with Guatemala’s new administration regarding the grant of outstanding concession applications.

Guatemala exploration expenditures totaled $0.1 million for Q1 2016.

Peru

Exploration activity in Peru during Q1 2016 included step-out drilling at the Shahuindo project and modeling of the La Arena porphyry (sulfide project). Permitting activities continued for planned drilling slated for Q2 2016 in both project areas. In addition, surface exploration was carried out on high priority regional targets surrounding the La Arena and Shahuindo resource areas.

No exploration drilling was completed at the La Arena sulfide project during Q1 2016. Modeling continued to define geologic characteristics that will be incorporated into a new geologic model and project scoping study in 2016. At the Shahuindo project, exploration focused on step-out drilling to define the margins of the current resource and identify new zones peripheral to the current pit. A total of 15 holes for 1,789 metres were completed during Q1 2016 in the San Lorenzo and El Sauce zones that extend north and south, respectively, from the current Shahuindo pit.

Peru exploration expenditures totaled $0.3 million during Q1 2016.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DEBT FACILITIES

Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired the $35 million Loan. The funds were used for general working capital purposes. As security for the Loan, the Company granted charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 bearing interest at 30-day LIBOR plus 2.60% . Upon maturity, the loan was extended an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid in full using the proceeds of the Facility. See “Recent Developments” section of this MD&A.

Revolving Credit Facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $0.2 million for the three months ended March 31, 2016 (three months ended March 31, 2015: $nil). The term for the Revolving Facility is 3 years. Proceeds from the loan may be used for general corporate purposes.

As at the date of this MD&A, the Company had not drawn on the Revolving Facility. The Company currently in compliance with all covenants associated with the Revolving Facility.

LEASE OBLIGATION

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20.7 million in exchange for cash and a deferred gain on sale of $0.6 million was recognized and is being amortized over the term of the sale-leaseback. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20.7 million for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1.2 million in principal on the lease was immediately repaid. On April 1, 2015, the lease obligation had a fair value of $19.3 million. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

At March 31, 2016, the Company had total lease obligations of $12.8 million (December 31, 2015: $13.9 million).

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of, among other things, the risks of doing business in foreign countries, the sustainability of operations and the dependence on operating mines and the risks associated with the commissioning and operation of the Shahuindo mine and various development projects. This document should be read in conjunction with Tahoe’s 2015 Annual Information Form (“AIF”) which includes a risk factor discussion under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “ – Risk Factors Relating to Our Shares”, as well as Lake Shore Gold’s 2015 AIF which includes a risk factor discussion under the heading “Description of Business – Risk Factors” (in particular the risk factors entitled “Risk of Flooding” and “Risks Associated with Joint Venture Agreements”. Tahoe and Lake Shore Gold’s AIFs are available at www.sedar.com.

RISKS RELATED TO OPERATIONS

The Company’s operations are subject to political, economic, social and geographic risks.

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes. Guatemala suffers from social problems such as a high crime rate, political corruption and uncertain land tenure for many indigenous people, which could adversely affect the Escobal mine.

For more than two decades Peru has made progress in restructuring its political institutions and revitalizing its economy. In previous decades Peru’s history was one of political and economic instability during which governments intervened in the national economy and social structure, including periodically imposing various controls, the effects of which were to restrict the ability of both domestic and foreign companies to freely operate. There is also the risk of political violence and increased social tension in Peru as a result of increased civil unrest, crime and labour disputes.

Local opposition to mine development projects occurs in Guatemala and Peru, and such opposition has at times been violent. Roadblocks by members of local communities, unemployed people and unions can occur on local, national and provincial routes. Renewed political unrest or a political crisis in Guatemala or Peru could adversely affect the Company’s business and results of operations. Such adverse effects could result from local protests or from the efforts of third parties to manipulate local populations into encroaching on the Company’s land, challenging the boundaries of such land, impeding access to the Company’s properties through roadblocks or other public protests or attacks against our assets or personnel.

As in any jurisdiction, mineral exploration and mining activities in Guatemala or Peru may be affected in varying degrees by government regulations relating to the mining industry, judicial activity or political instability. Operations may also be affected in varying degrees by government regulations and laws with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation and mine safety. The status of Guatemala and Peru as developing countries may make it more difficult to obtain any required financing for projects.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RISKS RELATED TO THE LAKE SHORE GOLD ACQUISITION

The anticipated benefits from the Lake Shore Gold acquisition will depend in part on whether Tahoe and Lake Shore Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Lake Shore Gold’s disclosure controls and procedures and internal control over financial reporting with our existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company’s La Arena mine produces primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered by-product. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share

The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated net earnings (loss) or consolidated net earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as net earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share are prepared on a consolidated basis.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena mine, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide reconciliations of consolidated net earnings to consolidated adjusted earnings and reconciliations of total production costs, total cash costs and all-in sustaining costs to the interim financial statements for the three months ended March 31, 2016 and 2015 for each operating segment of the Company.

Consolidated adjusted earnings and adjusted earnings per share

	Q1 2016	Q1 2015
Net earnings	$37,808	$31,890
Foreign exchange gain	(2,187)	(168)
Acquisition and other costs	682	2,397
Loss on derivative instruments (currency swap)	(814)	-
Adjusted net earnings	$35,489	$34,119

Weighted average common shares outstanding
Basic (000’s)	227,760	147,852
Diluted (000’s)	227,898	148,132
Adjusted net earnings per share
Basic	$0.16	$0.23
Diluted	$0.16	$0.23

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Silver segment

Total cash costs and total production costs per ounce of produced silver, net of by-product credits

Total cash costs and total production costs	Q1 2016	Q1 2015
Production costs	$32,614	$23,944
Add/(subtract)
Change in product inventory	(2,266)	7,184
Royalties	919	6,997
Treatment and refining charges	7,385	7,944
Total cash costs before by-product credits(1)	$38,652	$46,069
Less gold credit	(2,897)	(2,615)
Less lead credit	(3,795)	(3,898)
Less zinc credit	(6,254)	(7,066)
Total cash costs net of by-product credits	$25,706	$32,490
Add/(subtract)
Depreciation and depletion	12,972	9,325
Total production costs net of by-product credits	$38,678	$41,815

Silver ounces produced in concentrate (000’s)	5,695	4,577

Total cash costs per ounce before by-product credits	$6.79	$10.06
Total cash costs per ounce net of by-product credits	$4.51	$7.10
Total production costs per ounce net of by-product credits	$6.79	$9.13

(1)	Gold, lead and zinc by-product credits are calculated as follows:

		Q1 2016				Q1 2015
			Total	Credit per		Unit	Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Price	Credit	ounce
Gold Ounces	2,124	$1,364	$2,897	$0.51	2,173	$1,203	$2,615	$0.57
Lead Tonnes	2,386	$1,591	$3,795	$0.67	2,210	$1,763	$3,898	$0.85
Zinc Tonnes	3,336	$1,875	$6,254	$1.10	3,495	$2,023	$7,066	$1.54

Total all-in sustaining costs per ounce of produced silver, net of by-product credits

All-in sustaining costs	Q1 2016	Q1 2015
Total cash costs net of by-product credits	$25,706	$32,490
Sustaining capital(1)	4,147	5,888
Exploration	127	515
Reclamation cost accretion	43	51
General and administrative expenses	3,976	5,813
All-in sustaining costs	$33,999	$44,757

Silver ounces produced in concentrate (000’s)	5,695	4,577

All-in sustaining costs per ounce produced net of by-product credits	$5.97	$9.78

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Gold segment

Total cash costs and total production costs per ounce of produced gold, net of by-product credits

Total cash costs and total production costs	Q1 2016	Q1 2015	(1)
Production costs	$26,397	$-
Add/(subtract)
Change in product inventory	3,341	-
Total cash costs before by-product credits(2)	$29,738	$-
Less silver credit	(22)	-
Total cash costs net of by-product credits	$29,716	$-
Add/(subtract)
Depreciation and depletion	4,620	-
Total production costs net of by-product credits	$34,336	$-

Gold ounces produced	46,574	-

Total cash costs per ounce before by-product credits	$639	$-
Total cash costs per ounce net of by-product credits	$638	$-
Total production costs per ounce net of by-product credits	$737	$-

(1)	The acquisition of Rio Alto occurred during Q2 2015 and therefore comparative 2015 figures are excluded.
(2)	Silver by-product credits are calculated as follows:

	Q1 2016
		Unit	Total	Credit per
	Quantity	Price	Credit	ounce
Silver Ounces	1,520	$14.47	$22	$0.47

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

All-in sustaining costs	Q1 2016	Q1 2015	(1)
Total cash costs net of by-product credits	$29,716	$-
Sustaining capital	4,569	-
Exploration	153	-
Reclamation cost accretion	396	-
General and administrative expenses	3,584	-
All-in sustaining costs	$38,418	$-

Gold ounces produced	46,574	-

All-in sustaining costs per ounce produced net of by-product credits	$825	$-

(1)	The acquisition of Rio Alto occurred during Q2 2015 and therefore comparative 2015 figures are excluded.

CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW

Q1 2016 vs. Q1 2015

Cash provided by operating activities before changes in working capital was $69.3 million for Q1 2016, compared to $48.9 million for Q1 2015. Net cash provided by operating activities totaled $25.3 million for Q1 2016, compared to $25.8 million for Q1 2015. The increase in cash from operations before changes in working capital was due to the addition, beginning Q2 2015, of production from the La Arena mine included in the consolidated cash flows from operating activities.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Investing activities consisted of additions to property, plant, and equipment of $27.4 million during Q1 2016, compared to $10.6 million during Q1 2015.

Financing activities resulted in a cash outflow of $15.4 million during Q1 2016 compared to cash outflows of $9.7 million during Q1 2015. The Q1 2016 outflow was primarily due to the $13.7 million payment of dividends, a $1.6 million payment of interest and financing fees and $1.6 million in payments on the finance leases offset by $1.6 million in proceeds from the issuance of common shares on exercise of share options. Cash used in financing activities in Q1 2015 consisted primarily of $8.9 million payment of dividends and $0.8 million payment of interest and financing fees.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance at March 31, 2016 was $90.8 million compared to $108.7 million at December 31, 2015.

The Company had working capital of $83.8 million and non-current liabilities of $194.7 million at March 31, 2016 of which $130.0 million relates to non-cash deferred tax liabilities. This compares to working capital of $77.3 million at December 31, 2015 and non-current liabilities of $187.6 million of which $134.6 million relates to non-cash deferred tax liabilities. The change in working capital position was due to the decrease in cash and cash equivalents combined with the collection of concentrate sales accounts receivable and buildup of product inventories partially offset by a decrease in accounts payable and accrued liabilities and income taxes payable.

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate and doré production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the “Debt Facilities” section of this MD&A for further information.

The Company’s capital consists of the following:

	March 31,	December 31,
	2016	2015
Equity	$1,691,367	$1,664,031
Debt	35,000	35,000
Lease obligations	12,843	13,862
	1,739,210	1,712,893
Less: cash and cash equivalents	(90,790)	(108,667)
Less: restricted cash	(2,500)	(2,500)
	$1,645,920	$1,601,726

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

Dividends declared and paid during Q1 2016 totaled $13.7 million (Q1 2015: $8.9 million).

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

COMMITMENTS AND CONTINGENCIES

There were no significant changes to the Company’s commitments or contingencies during Q1 2016. A summary of non-discounted liabilities and future operating commitments can be found in the Company’s MD&A for the years ended December 31, 2015 and 2014.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, provisionally priced accounts receivable, accounts payable and accrued liabilities, debt, finance leases and a currency swap. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

Currency Swap

Concurrent with the sale-leaseback agreement discussed in the “Selected Operational Results - Lease Obligation” section, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23.6 million at a fixed exchange rate of 2.96 Peruvian soles to one USD with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. At March 31, 2016, the Currency Swap had a fair value of $1.9 million and is included in other non-current liabilities. For Q1 2016, a gain of $0.8 million was recorded in the statement of operations.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate either an impairment of the Escobal mine, the La Arena mine or the Shahuindo mine as at March 31, 2016 or the reversal of impairments previously taken.

OUTSTANDING SHARE DATA

As at May 3, 2016, the Company had 300,083,782 issued and outstanding common shares, 3,460,997 issued and outstanding options and 506,000 issued and outstanding DSAs. The increase in issued and outstanding common shares, options and DSAs since March 31, 2016 is due to the acquisition of Lake Shore Gold on April 1, 2016. Please refer to the “Recent Developments – Business Combination with Lake Shore Gold” section of this MD&A.

DIVIDENDS

The Company declared and paid dividends of $13.7 million Q1 2016 (Q1 2015: $8.9 million) and declared and made payable dividends of $6.0 million during April 2016 (April 2015: $4.5 million). This increase in dividend payments over Q1 2015 relates to the additional shares outstanding as a result of the acquisition of Lake Shore Gold on April 1, 2016.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2016

The Company has evaluated the new and revised IFRS standards and has determined that there is no material impact on the interim financial statements upon adoption. Details of these accounting standards are disclosed in note 4a) of the interim financial statements.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for 2016, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements. During the three months ended March 31, 2016, there have been no changes to these policies.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Executive Chair and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this report.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

Management assessed the effectiveness of the Company’s ICFR as at December 31, 2015, based on the criteria set forth in the 2013 COSO Framework and concluded that the Company’s ICFR was effective and provided reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2015.

There were no changes in the Company’s ICFR during Q1 2016 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2016 operations outlook and production guidance, including estimates related to gold and silver mineral reserves and mineral resources, production, total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; growing gold production to over 550,000 ounces by 2020; increasing mineral reserves and mineral resources in Canada by 2 to 4 million ounces over the next four years; increasing mineral reserves and mineral resources in order to add mine life in all operations; growing the Lake Shore Gold reportable operating segment production to over 250,000 ounces per year by 2020; meeting targeted total annual production in Peru at 300,000 ounces; re-commissioning and deepening the shaft at the Bell Creek Mine to more than double production at that operation; advancing the Whitney Project, including accelerating exploration drilling; advancing the 144 Gap Deposit, including accelerating exploration drilling and moving into commercial production in 2017; advancing an exploration drilling program at Gold River; possible expansion of the Bell Creek Mill to 5,500 tonnes per day; completing drilling programs at Escobal to support an increase in reserve life to over 20 years; the timing for the feasibility study for the development of the sulfide deposit at La Arena; planned extensions of the leach pads and the waste dump at La Arena; the continued commercial production at Shahuindo; the installation of underground dewatering wells and the commencement of underground exploration drilling at Escobal; the timing of sustaining capital projects, the expectation of meeting production targets, the preparation of a new geologic model and project scoping study at La Arena during 2016; and the timing and cost of the design, procurement, and construction of the crushing and agglomeration plant at Shahuindo.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Timmins West and Bell Creek mines; the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2016 and 2015 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a discussion of risks and uncertainties affecting the Company’s Canadian operations, see Lake Shore Gold’s most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under Lake Shore Gold’s issuer profile at www.sedar.com.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral resource and mineral reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.